Exhibit 99.3

NICE Actimize Positioned as a Leading Luminary in Celent’s 2025
Anti-Fraud Solutionscape and Technology Capabilities Matrix

NICE Actimize stands out for the breadth and depth of its fraud management capabilities and its early move into agentic AI

Hoboken, N.J. January 19, 2026 – NICE Actimize, a NICE (NASDAQ: NICE) business, has been recognized by Celent, a division of Global Data, Inc., as a leading Luminary in its recently released report, “Building Trust with Technology” Anti-Fraud Solutionscape and Technology Capabilities Matrix. Celent defines those placed in the Luminary category as excelling in both advanced technology and breadth of functionality and generally having a leading market presence.

The report’s Solutionscape – Celent’s term for a market scan-level analysis of the anti-fraud technology market – profiled the functionality and technology of 37 providers of anti-fraud technology, including incumbent software vendors, new regtech entrants, card networks, and payments processors and enablers. The Celent report summarized, “NICE Actimize provides comprehensive coverage of banking, cards, and payments fraud modalities, as well as insurance claims fraud.”

"NICE Actimize stands out for the breadth and depth of its fraud management capabilities. Its early move into agentic AI for alert and case automation demonstrates the kind of innovation that defines Luminaries in Celent’s Fraud Solutionscape,” said Neil Katkov, PhD, Risk Director and author of the Celent report.

“NICE Actimize’s IFM enterprise fraud management and its cutting-edge AI and ML capabilities, typology-based multi-model detection, and robust entity risk scoring—all enhanced by network analytics and powered by collective intelligence— lead a paradigm shift in fraud prevention,” said Craig Costigan, CEO of NICE Actimize. ”IFM equips FIs to combat fraud with unprecedented precision and agility, safeguarding institutions and their customers against scams and the constantly evolving threats of financial crime. We will continue to provide significant investment in anti-fraud solutions across detection, strategy and operations.”

IFM Fraud Management and Pervasive AI
NICE Actimize’s Enterprise Fraud Management combats threats in real time with IFM, the industry’s powerful AI fraud-driven management platform. IFM delivers AI pervasively across all fraud prevention processes, from detection and strategy to investigations and operations, as well as intelligent data orchestration.

Throughout the customer lifecycle, users may leverage agile advanced analytics and easy-to-use claims and investigations tools to protect customers across all channels and payment types. IFM combats fraud with intent-based advanced AI and hyper-granular profiles powered by unparalleled collective industry intelligence. IFM also minimizes loss exposures, expedites claim resolution and aligns with regulatory requirements.

To learn more about NICE Actimize’s enterprise fraud solutions, including Scams & Mule Defense, New Accounts Fraud, Authentication, Investigations, Payments Fraud and more, please access further details here.

About NICE Actimize
As a global leader in artificial intelligence, platform services, and cloud solutions, NICE Actimize excels in preventing fraud, detecting financial crime, and supporting regulatory compliance. Over 1,000 organizations across more than 70 countries trust NICE Actimize to protect their institutions and safeguard assets throughout the entire customer lifecycle. With NICE Actimize, customers gain deeper insights and mitigate risks. Learn more at www.niceactimize.com.

About NiCE
NiCE (NASDAQ: NICE) is transforming the world with AI that puts people first. Our purpose-built AI-powered platforms automate engagements into proactive, safe, intelligent actions, empowering individuals and organizations to innovate and act, from interaction to resolution. Trusted by organizations throughout 150+ countries worldwide, NiCE’s platforms are widely adopted across industries connecting people, systems, and workflows to work smarter at scale, elevating performance across the organization, delivering proven measurable outcomes.

Corporate Media Contact
Cindy Morgan-Olson, +1 646 408 5896, media@nice.com, ET

Investors
Ryan Gilligan, +1-551-417-2531, ir@nice.com, ET
Omri Arens, +972 3 763-0127, ir@nice.com, CET

Trademark Note: NiCE and the NiCE logo are trademarks of NICE Ltd. All other marks are trademarks of their respective owners. For a full list of NICE's marks, please see: www.nice.com/nice-trademarks.

Forward-Looking Statements
This press release contains forward-looking statements as that term is defined in the Private Securities Litigation Reform Act of 1995. Such forward-looking statements, including the statements by Mr. Costigan, are based on the current beliefs, expectations and assumptions of the management of NICE Ltd. (the “Company”). In some cases, such forward-looking statements can be identified by terms such as “believe,” “expect,” “seek,” “may,” “will,” “intend,” “should,” “project,” “anticipate,” “plan,” “estimate,” or similar words. Forward-looking statements are subject to a number of risks and uncertainties that could cause the actual results or performance of the Company to differ materially from those described herein, including but not limited to the impact of changes in general economic and business conditions; competition; successful execution of the Company’s growth strategy; success and growth of the Company’s cloud Software-as-a-Service business; rapid changes in technology and market requirements; the implementation of AI capabilities in certain products and services, decline in demand for the Company's products; inability to timely develop and introduce new technologies, products and applications; difficulties in making additional acquisitions or difficulties or  effectively integrating acquired operations; loss of market share; an inability to maintain certain marketing and distribution arrangements; the Company’s dependency on third-party cloud computing platform providers, hosting facilities and service partners; cyber security attacks or other security incidents; privacy concerns; changes in currency exchange rates and interest rates, the effects of additional tax liabilities resulting from our global operations, the effect of unexpected events or geo-political conditions,  including those arising from political instability or armed conflict that may disrupt our business and the global economy; our ability to recruit and retain qualified personnel; the effect of newly enacted or modified laws, regulation or standards on the Company and our products and various other factors and uncertainties discussed in our filings with the U.S. Securities and Exchange Commission (the “SEC”). For a more detailed description of the risk factors and uncertainties affecting the company, refer to the Company's reports filed from time to time with the SEC, including the Company’s Annual Report on Form 20-F. The forward-looking statements contained in this press release are made as of the date of this press release, and the Company undertakes no obligation to update or revise them, except as required by law.